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Lost Spirits Technology and
Lost Spirits Distillery
University of California,
Berkeley - Walter A. Haas...

Joanne Haruta · 3rd

Lost Spirits

San Francisco Bay Area · 65 connections · **Contact info**

About

 Joanne Haruta - Co-
Founder -...

Experience

Co-founder
Lost Spirits Technology and Lost Spirits Distillery
2009 – Present · 11 yrs
Monterey County, California

Co-creator, co-owner and board member

Education

 **University of California, Berkeley - Walter A. Haas School of Business**
Business
1999 – 2001

Skills & Endorsements

Strategic Planning · 4

Linda Brennan and 3 connections have given endorsements for this skill

Start-ups · 3

Linda Brennan and 2 connections have given endorsements for this skill

Strategy · 3

Linda Brennan and 2 connections have given endorsements for this skill

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Recommendations

Received (0)   **Given (1)**



Bryan Alexander Davis
Co-Founder, Distiller, R&D
at Lost Spirits

February 26, 2008, Bryan
Alexander worked with Joanne
in the same group

Bryan Davis is hard-working and dynamic. He stops at nothing to get a job done and can always be relied upon to deliver results on-time. He is very trustworthy and fair in business relationships. His problem solving skills are truly fantastic. Bryan is good at networking, building relationships and public speakin... **See more**

Interests



University of California, Berkeley,...
79,999 followers